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                        1934 Act Registration No. 1-31731

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                               Dated AUG 11, 2004

                           Chunghwa Telecom Co., Ltd.
                 (Translation of Registrant's Name into English)

                            21-3 Hsinyi Road Sec. 1,
                           Taipei, Taiwan, 100 R.O.C.
                     (Address of Principal Executive Office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

                     Form 20-F [x]               Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                     Yes [ ]                     No [x]

     (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2004/08/11

                                                Chunghwa Telecom Co., Ltd.


                                            By: /s/ Hank H. C. Wang
                                                -------------------------------
                                                Name: Hank H. C. Wang
                                                Title: Senior Managing Director
                                                       Finance Department

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                                     Exhibit

Exhibit                                 Description
-------                                 -----------
   1 Announcement on 2004/07/12: Chunghwa Telecom announced revenue growth for June 2004.
   2 Announcement on 2004/08/09: To announce the foreign ownership limit of Chunghwa Telecom Co., Ltd.
   3 Announcement on 2004/08/10: Outstanding performance of Chunghwa Telecom in July 2004.
   4      Announcement on 2004/08/10: July 2004 sales

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                                                                       EXHIBIT 1

Chunghwa Telecom announced revenue growth for June 2004.

Date of events: 2004/07/12

Contents:

1.   Date of occurrence of the event: 2004/07/12
2. Cause of occurrence: Chunghwa announced its revenue for June 2004 to be NT$15.32 billion, 1.5% growth comparing with last year, while the accumulated for the first half representing 3.2% growth. The internal figure of the net income for June was about NT$4.8 billion, and the accumulated was about NT$26.3 billion. The EPS after tax for the first half was about NT$2.73, which accomplished 63% of the company's forecast. Besides, ADSL subscribers number reached 2.72 million, among which 1.23 million subscribe for 2 Mbps.
3.   Countermeasures: none
4.   Any other matters that need to be specified: none

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                                                                       EXHIBIT 2

To announce the foreign ownership limit of Chunghwa Telecom Co., Ltd.

Date of events: 2004/08/09

Contents:

1.   Date of occurrence of the event: 2004/08/09
2. Cause of occurrence: Regarding the percentage of direct and indirect shareholding by foreigners in Chunghwa Telecom as promulgated in Article
     12.6 of the Telecommunications Act is now announced by the MOTC to be revised from 20% to 35%.
3.   Countermeasures: None
4.   Any other matters that need to be specified: None

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                                                                       EXHIBIT 3

Outstanding performance of Chunghwa Telecom in July 2004.

Date of events: 2004/08/10

Contents:

1.   Date of occurrence of the event: 2004/08/10
2. Cause of occurrence: Revenue of Chunghwa Telecom in July was NT$15.2 billion, representing a 2% growth compared with July last year. The accumulated revenue for the first seven months of this year accounted for a 3% growth compared with the same period last year. Internal figures showed that the net income of July was NT$4.5 billion and that for the first seven months was NT$30.8 billion. Accumulated EPS after tax was NT$3.2. In addition, the ADSL customers number is up to 2.79 million, among which 1.33 million are 2Mbps subscribers.
3.   Countermeasures: None.
4.   Any other matters that need to be specified: None.

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                                                                       EXHIBIT 4

                                Chunghwa Telecom

                                  July 11, 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2004

1) Sales volume (NT$ Thousand)

-------------------------------------------------------------------------------
   Period            Items            2004         2003        Changes       %
-------------------------------------------------------------------------------
July              Invoice amount    17,792,517    17,189,215     603,302   3.51%
-------------------------------------------------------------------------------
Jan-July          Invoice amount   122,496,395   120,577,280   1,919,115   1.59%
-------------------------------------------------------------------------------
July              Net sales         15,193,205    14,893,863     299,342   2.01%
-------------------------------------------------------------------------------
Jan-July          Net sales        106,010,106   102,888,321   3,121,785   3.03%
-------------------------------------------------------------------------------

b Trading purpose: None